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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                              LANNETT COMPANY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   513012 10 1
                                 (CUSIP Number)

           Douglas R. Schrank                       George C. McKann
             Perrigo Company                      Christian W. Fabian
           515 Eastern Avenue                  Gardner Carton & Douglas LLP
            Allegan, MI 49010              191 North Wacker Drive, Suite 3700
             (269) 686-1613                     Chicago, Illinois 60606
                                                    (312) 569-1127

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 4, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 513012 10 1                                           Page 1 of 1 Page
---------------------                                           ----------------

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1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   PERRIGO COMPANY                                                 38-2799573
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  [ ]
                                                                        (b)  [ ]

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3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                         [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   MICHIGAN
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            NUMBER OF               7      SOLE VOTING POWER
              SHARES                       -0-
           BENEFICIALLY
             OWNED BY             ----------------------------------------------
               EACH                 8      SHARED VOTING POWER
            REPORTING                      -0-
              PERSON
               WITH               ----------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           -13,581,629-

                                  ----------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           -0-

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,581,629
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   67.5%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   CO
--------------------------------------------------------------------------------


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                                  INTRODUCTION

         This Statement on Schedule 13D, as originally filed on February 13, 2004, constituted the initial filing for Perrigo Company. This Amendment No. 1 is being filed solely to provide information that was redacted from Exhibit 7.1 of the original filing pursuant to a request for Confidential Treatment that has now been withdrawn.

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D, as amended (this "Schedule 13D"), relates to the common stock, $.001 par value (the "Common Stock") of Lannett Company, Inc. (the "Issuer"), whose principal executive officers are located at 9000 State Road, Philadelphia, Pennsylvania 19136.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Perrigo Company, a Michigan corporation ("Perrigo"), whose principal executive offices are located at 515 Eastern Avenue, Allegan, Michigan 49010. During the last five years, neither Perrigo, nor, to the best knowledge of Perrigo, any director or executive officer of Perrigo or any person controlling Perrigo, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 4, 2004, Perrigo entered into a Stock Purchase Option Agreement (the "Option Agreement") with William Farber and Audrey Farber (the "Farbers"), pursuant to which Perrigo acquired the option (the "Option") to purchase certain shares of Common Stock owned by the Farbers (as more fully described in Item 5 below) for an amount equal to $197,339,000, plus additional contingent consideration (the "Exercise Price"). The price of the Option was $180,000, and was funded from Perrigo's cash on hand. In the event that Perrigo exercises the Option, the price of the Option would be credited to the Exercise Price and the remainder of the funds required to pay the Exercise Price would be paid from cash and borrowings yet to be determined.

ITEM 4. PURPOSE OF TRANSACTION.

         Perrigo has acquired the Option in contemplation of acquiring control of the Issuer. Because of the Farbers' large percentage ownership interest in the Issuer, if Perrigo exercises the Option, its acquisition of the Common Stock subject to the Option could lead to any of the actions or consequences noted in clauses (a) through (j) of Item 4 of Form 13D. Perrigo has represented to the Farbers that, if it exercises the Option, it will, within 90 days of acquiring the Common Stock subject to the Option, make a tender offer (to the extent permitted by law) or alternatively use its commercially reasonable efforts to enter into a merger agreement or other business combination with the Issuer for the remainder of the outstanding shares of Common Stock.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to the Option Agreement, Perrigo has the right to acquire 13,519,129 currently issued and outstanding shares of Common Stock as well as 37,500 shares of Common Stock issuable to Mr. Farber upon the exercise of certain in-the-money options owned by him (the "In-the-money Options"). In connection with Perrigo's exercise of the Option, Mr. Farber is required to exercise the In-the-money Options. Mr. Farber also currently holds certain other options (the "Other Options") to purchase 25,000 shares of Common Stock, which vest in installments beginning on October 14, 2004. Pursuant to the terms of the Other Options, however, the Other Options may accelerate and become exercisable immediately upon the grant of the Option and/or the exercise of the Option. Pursuant to the Option Agreement, Perrigo has the right to direct Mr. Farber to cause the Issuer to cancel the Other Options or, in the event that the Other Options are in fact exercisable, to direct Mr. Farber to exercise the Other Options and convey the issued shares of Common Stock to Perrigo. In the event that Perrigo exercises the Option and directs Mr. Farber to exercise and convey the stock subject to the Other Options, Perrigo will acquire 13,581,629 shares of Common Stock, which will constitute 67.5% of the total issued and outstanding Common Stock, based on 20,058,374 shares issued and outstanding as of February 4, 2004, as reported in the Issuer's Form 10-Q for the quarter ended December 31, 2003, plus 62,500 shares issuable upon the exercise of the In-the-money Options and the Other Options.

         Perrigo currently has no power to vote, to direct the vote, to dispose of, or to direct the disposition of any securities subject to the Option. In the event that Perrigo exercises the Option and directs Mr. Farber to exercise and convey the stock subject to the Other Options, it will have the sole power to vote and to dispose of all 13,581,629 shares of Common Stock subject to the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         Except for the Option Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Perrigo and any person with resect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description

7.1               Stock Purchase Option Agreement, dated as of February 4, 2004




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             May 10, 2004

                                             PERRIGO COMPANY

                                             By: /s/ Douglas R. Schrank
                                                -------------------------------
                                                Douglas R. Schrank
                                                Executive Vice President and
                                                Chief Financial Officer